Exhibit 21.1 - Subsidiaries

SWS Group, Inc.

Southwest Securities, Inc.

SWS Financial Services, Inc.

Southwest Clearing Corp.

May Financial Corporation

Mydiscountbroker.com, Inc.

SWS Capital Corporation

Southwest Investment Advisors, Inc.

SWS Technologies Corporation

Southwest Insurance Agency, Inc.

Southwest Insurance Agency of Alabama, Inc.

Southwest Financial Insurance Agency, Inc.

First Savings Bank, FSB

FSBF, LLC (75%)

FSB Financial, LTD (73.5%)

FSB Development, LLC